UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S.$2,000,000,000 4.500 per cent. Notes due July 13, 2028

under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: July 13, 2023

The following information regarding an issue of U.S.$2,000,000,000 4.500 per cent. Notes due July 13, 2028, (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 8, 2021 (the “Information Statement”), the Prospectus dated October 11, 2022 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of October 11, 2021 (the “Program Agreement”), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the “Uniform Fiscal Agency Agreement”), the Final Terms dated July 11, 2023 (the “Final Terms”), and the Terms Agreement dated July 11, 2023 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a)

Title and Date. U.S.$2,000,000,000 4.500 per cent. Notes due July 13, 2028 On initial issue, the Notes will be issued in uncertificated bookentry form (“Fed Bookentry Notes”) through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A “Holding Institution” is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b)	Interest Rate/Interest Payment Date. 4.500 per cent per annum payable semi-annually in arrears on January 13 and July 13 in each year, commencing January 13, 2024. See, Final Terms, Item 15.

(c)	Maturity Date. July 13, 2028

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045.

Item 2. Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealers, party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 99.889 per cent. less a combined management and underwriting fee and selling concession of 0.125 percent of the nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread See Final Terms, “Distribution”.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5. Other Expenses of Distribution. Not applicable.

Item 6. Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7.  Exhibits

A.	Information Statement (October 11, 2022);[1]

B.	Prospectus (October 11, 2021);[2]

C.	Final Terms (July 11, 2023); and

D.	Terms Agreement (July 11, 2023).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 11, 2022.
[2]	Filed on October 25, 2021.

Exhibit C

EXECUTION VERSION

UK MiFIR product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the UK MiFIR package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

Solely for the purposes of the UK manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients and eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)) and professional clients (as defined in UK MiFIR); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK manufacturers’ target market assessment; however, each distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturers’ target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “UK manufacturers” means J.P. Morgan Securities plc, Merrill Lynch International and Nomura International plc, and the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Final Terms dated July 11, 2023

International Finance Corporation

Issue of

U.S.$2,000,000,000 4.500 per cent. Notes due July 13, 2028

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated October 11, 2021. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	2594

(ii) Tranche Number:	1

3. Specified Currency or Currencies:	United States Dollars (U.S.$)

4. Aggregate Nominal Amount:

(i) Series:	U.S.$2,000,000,000

(ii) Tranche:	U.S.$2,000,000,000

5. Issue Price:	99.889 per cent. of the Aggregate Nominal Amount

6. (i) Specified Denominations:	U.S.$1,000 and integral multiples thereof

(ii) Calculation Amount:	U.S.$1,000

7. Issue Date:	July 13, 2023

8. Maturity Date:	July 13, 2028

9. Interest Basis:	4.500 per cent. Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Put/Call Options:	Not Applicable

13. Status of the Notes:	Senior

14. Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable

(i) Rate of Interest:	4.500 per cent. per annum payable semi-annually in arrear

(ii) Interest Payment Date(s):	January 13 and July 13 in each year, commencing on January 13, 2024, up to and including the Maturity Date.

(iii) Fixed Coupon Amount:	U.S.$22.50 per Calculation Amount

(iv) Broken Amount:	Not Applicable

(v) Day Count Fraction:	30/360 (unadjusted)

(vi) Determination Dates:	Not Applicable

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16. Floating Rate Note Provisions:	Not Applicable

17. Zero Coupon Note Provisions:	Not Applicable

18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I:	Not Applicable

21. Automatic Early Redemption:	Not Applicable

22. Put Option:	Not Applicable

23. Final Redemption Amount of each Note: 24. Capital at Risk Notes:	U.S.$1,000 per Calculation Amount No

25.  Early Redemption Amount: Early Redemption Amount(s) of each Note payable on redemption on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

U.S.$1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26. Form of Notes:	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date

27. New Global Note (NGN):	No

28. Global Certificate held under the new safekeeping structure (NSS):	Not Applicable

29. Financial Centre(s) or other special provisions relating to payment dates:	New York

30. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31. Details relating to Partly Paid Notes:	Not Applicable

32. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

33. Redenomination, renominalization and reconventioning provisions:	Not Applicable

34. Consolidation provisions:	Not Applicable

35. Additional terms:	Not Applicable

36. Governing law:	New York

DISTRIBUTION

37. (i) If syndicated, names and addresses of Managers and underwriting commitments:	BMO Capital Markets Corp. J.P. Morgan Securities plc Merrill Lynch International Nomura International plc	U.S.$480,000,000 U.S.$480,000,000 U.S.$480,000,000 U.S.$480,000,000

	BNP Paribas	U.S.$10,000,000
	Citigroup Global Markets Limited	U.S.$10,000,000
	Goldman Sachs International	U.S.$10,000,000
	Mesirow Financial, Inc.	U.S.$10,000,000
	Morgan Stanley & Co International plc	U.S.$10,000,000
	Skandinaviska Enskilda Banken AB (publ)	U.S.$10,000,000
	The Toronto-Dominion Bank	U.S.$10,000,000
	Wells Fargo Securities, LLC	U.S.$10,000,000

c/o J.P. Morgan Securities plc, 25 Bank Street, Canary Wharf, London E14 5JP, United Kingdom. Attention: Head of International Syndicate Email: emea_syndicate@jpmorgan.com

(ii) Date of Terms Agreement:	July 11, 2023

(iii) Stabilizing Manager(s) (if any):	J.P. Morgan Securities plc

38. If non-syndicated, name and address of Dealer:	Not Applicable

39. Total commission and concession:	0.125 per cent. of the Aggregate Nominal Amount

40. Additional selling restrictions:	Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the SFA), the Issuer has determined, and hereby notifies all relevant persons (as defined in section 309A of the SFA) that the MTNs are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Tom M.V. Ceusters
Duly authorized

PART B – OTHER INFORMATION

1.	LISTING

(i) Listing:	London

(ii) Admission to trading:	Application will be made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s Regulated Market with effect on or around July 13, 2023.

2.	RATINGS

Ratings:	The Notes to be issued are expected to be rated:

Standard & Poor’s Financial Services LLC: AAA Moody’s Investors Service, Inc.: Aaa

3.	USE OF PROCEEDS

As specified in the Prospectus.

4.	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus and save for the fees of the Dealers, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer. The Dealers and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and may perform other services for, the Issuer and its affiliates in the ordinary course of business.

5.	OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950KDD90

Common Code:	264970687

CUSIP:	45950KDD9

Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

6.	GENERAL

Applicable TEFRA exemption:	Not Applicable

Exhibit D

EXECUTION VERSION

TERMS AGREEMENT NO. 2594 UNDER

THE STANDARD PROVISIONS

July 11, 2023

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1

The undersigned agree to purchase from you (the “Corporation”) the Corporation’s U.S.$2,000,000,000 4.500 per cent. Notes due July 13, 2028 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 9:00 a.m. New York City time on July 13, 2023 (the “Settlement Date”) at an aggregate purchase price of U.S.$1,995,280,000 (which is 99.764% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of October 11, 2021 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to July 6, 2023, 17:00 London time and the term “Dealers” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof. The Corporation has not committed or earmarked the proceeds of the Notes for lending to, or financing activities with, a specific person or organization.

4

The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6(a) of the Standard Provisions, dated as of the Settlement Date.

5

The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.889 per cent. less a combined management and underwriting fee and selling concession of 0.125 per cent. of the nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto. The combined management and underwriting fee and selling concession shall be split among the undersigned in proportion to the underwriting commitments set out in Schedule I hereto.

6

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the following account at the Federal Reserve Bank of New York, for further credit to J.P. Morgan Securities plc: ABA No. 021000018 BK of NYC/LDSL; and payment of the purchase price specified above shall be delivered in immediately available funds to the Corporation’s account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

7

The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8

In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9

Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

10	For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed;

provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

12

The Corporation confirms the appointment of J.P. Morgan Securities plc as the central point responsible for adequate public disclosure of information, and handling any request from a competent authority, in accordance with Article 6(5) of Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 with regard to regulatory technical standards for the conditions applicable to buy-back programmes and stabilization measures, including as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

13

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

i.

each of J.P. Morgan Securities plc, Merrill Lynch International and Nomura International plc (each a “UK Manufacturer” and together the “UK Manufacturers”) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and announcements in connection with the Notes; and

ii.

the other Dealers and the Corporation note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Final Terms and announcements in connection with the Notes.

14	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

15

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BMO CAPITAL MARKETS CORP.

By:	/s/ Sean M. Hayes
Name: Sean M. Hayes
Title: Managing Director

J.P. MORGAN SECURITIES PLC

By:	/s/ Matthew Dawes
Name: Matthew Dawes
Title: Vice President

MERRILL LYNCH INTERNATIONAL

By:	/s/ Adrien De Naurois
Name: Adrien De Naurois
Title: Managing Director

NOMURA INTERNATIONAL PLC

By:	/s/ Guy Luscombe
Name: Guy Luscombe
Title: Authorized Signatory

BNP PARIBAS

By:	/s/ Katie Ahern
Name: Katie Ahern
Title: Authorized Signatory

By:	/s/ Vikas Katyal
Name: Vikas Katyal
Title: Authorized Signatory

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Konstantinos Chryssanthopoulos
Name: Konstantinos Chryssanthopoulos
Title: Delegated Signatory

GOLDMAN SACHS INTERNATIONAL

By:	/s/ Ben Payne
Name: Ben Payne
Title: Managing Director

MESIROW FINANCIAL, INC.

By:	/s/ George Barbar
Name: George Barbar
Title: Senior Managing Director

MORGAN STANLEY & CO INTERNATIONAL PLC

By:	/s/ Kathryn McArdle
Name: Kathryn McArdle
Title: Executive Director

SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)

By:	/s/ Linn Siljelöv
Name: Linn Siljelöv
Title: Authorized Signatory

By:	/s/ Malin Larsson
Name: Malin Larsson
Title: Authorized Signatory

THE TORONTO-DOMINION BANK

By:	/s/ Frances Watson
Name: Frances Watson
Title: Director, Transaction Management Group

WELLS FARGO SECURITIES, LLC

By:	/s/ Barbara Garafalo
Name: Barbara Garafalo
Title: Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Tom M.V. Ceusters
Name: Tom M.V. Ceusters
Title: Director

SCHEDULE I

Dealer	Nominal Amount of Notes
BMO Capital Markets Corp.	U.S.$	480,000,000
J.P. Morgan Securities plc	U.S.$	480,000,000
Merrill Lynch International	U.S.$	480,000,000
Nomura International plc	U.S.$	480,000,000
BNP Paribas	U.S.$	10,000,000
Citigroup Global Markets Limited	U.S.$	10,000,000
Goldman Sachs International	U.S.$	10,000,000
Mesirow Financial, Inc.	U.S.$	10,000,000
Morgan Stanley & Co International plc	U.S.$	10,000,000
Skandinaviska Enskilda Banken AB (publ)	U.S.$	10,000,000
The Toronto-Dominion Bank	U.S.$	10,000,000
Wells Fargo Securities, LLC	U.S.$	10,000,000
Total:	U.S.$	2,000,000,000

SCHEDULE II

Notice Details of the Dealers:

c/o J.P. Morgan Securities plc

25 Bank Street,

Canary Wharf,

London E14 5JP,

United Kingdom.

Attention: Head of International Syndicate

Email: emea_syndicate@jpmorgan.com